SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

ML Macadamia Orchards, L. P.
(Name of Subject Company)

ML Macadamia Orchards, L. P.
(Name of Person(s) Filing Statement)

Class A Units
(Title of Class of Securities)

55307U107
(CUSIP Number of Class of Securities)

Dennis J. Simonis

CEO and President

26-238 Hawaii Belt Road

Hilo, Hawaii 96720

808-969-8052
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

James A. Case

Carlsmith Ball LLP

PO Box 656

Honolulu, Hawaii 96809-0656

808-523-2500

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company to which this Solicitation / Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is ML Macadamia Orchards, L. P., a Delaware Limited Partnership (the “Partnership”).  The Partnership’s principal executive offices are located at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720.  The Partnership’s telephone number at this address is 808-969-8057.

Securities

The title of the class of securities to which this Statement relates is the Class A Units, no par value, of the Partnership (the “Class A Units”).

As of September 30, 2009, there were 7,500,000 Class A Units issued and outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone of the Partnership, which is the subject company and the person filing this Statement, are set forth in Item 1, above.

Offer

This Statement relates to the tender offer (the “Tender Offer” or “Offer”) by Crescent River Agriculture LLC, a Colorado limited liability company (“Crescent”) and wholly owned subsidiary of Crescent River LLC, a Wyoming limited liability company (“Parent”) to purchase up to a total of 750,000 Class A Units for $2.20 per Class A Unit, upon the terms and subject to the conditions set forth in Crescent’s Offer to Purchase dated October 7, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”).  The Tender Offer is described in a Tender Offer Statement on Schedule TO (the “Schedule TO”), which was filed by Crescent with the U.S. Securities and Exchange Commission (the “SEC”) on October 7, 2009.

The Schedule TO states that the address of Crescent, Parent and Mr. Farhad Fred Ebrahimi is 283 Columbine Street, Suite 177, Denver, Colorado 80206, and the business telephone number is 303-894-3227.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Partnership, the Partnership and its directors and executive officers or affiliates have no agreements, arrangements or understanding, nor actual or potential conflicts of interest between or with Crescent, Parent or Mr. Ebrahimi or their executive officers, directors or affiliates, except for the matters noted below.

On October 1, 2009 the Board of Directors of ML Resources, Inc., the general partner of the Partnership (the “General Partner”), elected Brad Nelson as a Director.   According to Schedule TO, Mr. Nelson has been Chief Financial Officer of Seemorgh Investments, Inc., a company owned by Mr. Ebrahimi since January 2007 and an officer and director of a group of companies, in the United States of American, Europe and Asia owned by the Ebrahimi family since 2002.  To the knowledge of the Partnership there is no agreement between the Partnership or the General Partner, and Crescent, Partner or Mr. Ebrahimi relating to the election of Mr. Nelson to the Board; nor does Mr. Nelson have any other relationship with the Partnership, its agents, partners, or any of its executive officers, directors or affiliates other than the ownership of 5,168 Class A Units, as reported in the Schedule TO and the power of attorney issued in favor or Mr. Nelson by the Ebrahimis, Crescent and Parent giving him full rights to act for them on all matters relating to the tender offer and thus there exists a potential conflict of interest in the event the interest of the Offeror and it affiliates differ from that of the Partnership and it other unit holders.

Item 4. The Solicitation or Recommendation

The Board of Directors of the General Partner, at a meeting held on Friday, October 16, 2009, considered the Tender Offer made by Crescent.  Crescent, Parent and Fred Ebrahimi is currently the largest holder of Class A units and beneficially hold about 35% of the 7,500,000 Class A Units. Crescent is proposing to buy another 750,000 Class A Units, or another 10% of the outstanding Class A Units.  There are presently a total of about 5,000 other unit holders, who to the knowledge of the Partnership, individually own less than 5% of the Class A Units.

The Board, after considering various relevant factors, determined that it would remain neutral, with respect to whether unit holders should accept or decline to sell their Class A Units pursuant to the Tender Offer. The following factors were among those considered in the Board’s evaluation.

Fundamental Changes to the Partnership Requires more than Consummation of the Offer. The Partnership is a master limited partnership.  The Partnership owns all of the stock of the General Partner, which is controlled by its Board of Directors who are not elected by the unit holders at this time.  The acquisition of 750,000 additional units would result in Crescent, Parent and Mr. Ebrahimi owning about 45% of the outstanding Class A Units. Although unit holders who hold 10% or more of the outstanding Class A Units can call a unit holders meeting to take action on matters, a vote of 66 2/3% of the Class A Units would be required to remove the General Partner and a vote of over 50% of the Class A Units would be required to amend the Partnership Agreement to effect other changes. Thus, fundamental changes to the Partnership would require additional action by unit holders and could not be accomplished by the Offeror, acting alone, with the units they will hold upon consummation of the Offer.

What is the Purpose of the Tender Offer?  The purpose of the Tender Offer as stated therein.

The Tender Offer Price is $2.20 per Class A Unit.   Each unit holder must make his/her own determination of whether or not the price is one which that unit holder wishes to accept.  Each unit holder has their own cost basis which depends on when they bought their Class A Units and what price was paid for them.  Each unit holder may have differing personal tax situations. The OTC trading price as of the date of this filing was $2.25 per Class A Unit. Unit holders are encouraged to discuss tax and investment issues with their tax and investment professional advisors, as individual circumstances may differ.

What Are the Future Prospects of the Company?   The Board cannot accurately predict the future financial performance of the Partnership or the price at which Class A Units will trade in the future and because of this uncertainty generally declines to provide forecasts of future results.  The Partnership makes periodic filings with the Unites States Securities and Exchange Commission under the Securities Exchange Act of 1934 containing information concerning its business, financial performance and assets.  Any unit holder can access that public information.  A Form 10-Q reporting results for the quarter and 9-month period ending September 30, 2009 will be filed by the Partnership on or before November 15, 2009.

Liquidity.  Units are currently traded on the Over-the-Counter market.  It is not anticipated that this will immediately change if the Offer is successful.  However, the number of shares available for trading will be lower.

Going Private.  The Board has no present intentions of taking the Partnership private.  However, the Board is aware that the cost of being subjected to oversight by the Securities and Exchange Commission is material for a company as small as the Partnership.  If the Offer is successful it will not immediately give Crescent, Partner and Mr. Ebrahimi the power to take the Partnership private, but it is always possible that additional Class A Units could be acquired at a later date or the Offeror could decide to take the Partnership private at that time.

Actions Requiring Unit holder Approval. Many actions affecting the Partnership require the approval of unit holders comprising greater than 50% of the total outstanding Class A Units. Due to the high number of individual unit holders, many with limited holdings, it can be difficult to obtain adequate votes to gain approval for actions which may be proposed by the Board and the General Partner as being in the best interests of the partnership and its unit holders. A greater concentration of unit holders may facilitate the process of gaining approval of actions in the future, if they are so proposed.

Election of Mr. Brad Nelson to the Board.   Dr. David McClain resigned from the Board effective June 30, 2009.  The Board felt that it would be appropriate for the Company’s largest unit holder to have a representative on the Board and offered such position to Mr. Nelson.  He accepted the appointment effective October 1, 2009.  Mr. Nelson has a fiduciary duty to act in the best interests of the General Partner and the Partnership.  Because of the various positions he holds with the Offeror and its affiliates, as disclosed above and in the Tender Offer, he did not participate in the meeting of the Board on October 16, 2009 which evaluated the Tender Offer.

After reasonable inquiry, the Partnership believes that all Directors and Officers of the General Partner who own Class A Units will continue to hold their Class A Units.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

At this time the Partnership does not intend to directly or indirectly employ, retain or compensate persons to make solicitations or recommendations in connection with the transaction.  At this time no officer, employee or corporate assets of the Partnership have been or are intended to be employed or used by the Partnership in connection with the transaction.

Item 6. Interest in Securities of the Subject Company

To the Partnership’s knowledge no transactions with respect to the Class A Units have been effected by the Partnership, the General Partner or, by any of its executive officers or directors during the 60 days prior to the date of this Statement.  To the Partnership’s knowledge, per the Schedule TO no transactions with respect to the Class A Units have been effected by Crescent, Parent, Mr. Ebrahimi, Mr. Nelson or any director, affiliate or subsidiary thereof during the 60 days prior to the date of this Statement.

Item 7. Purposes of the Transaction and Plans or Proposals

The Partnership is not currently undertaking and is not engaged in any negotiations in response to the Tender Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, the Partnership’s Class A Units, (ii) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Partnership, (iii) any purchase, sale or transfer of a material amount of assets of the Partnership or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Partnership.

There are no transactions, resolutions of the Board, agreements in principle or signed contracts that have been entered into in response to the Tender Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information

Item 9. Exhibits

None.

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Dennis J. Simonis
(Signature)

Dennis J. Simonis, CEO and President
(Name and title)

October 20, 2009
(Date)